Filed by Thayer Ventures Acquisition Corporation pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Thayer Ventures Acquisition Corporation

Registration No. 333-259570

Thayer Ventures and Inspirato Announce Effectiveness of Registration Statement and Special Meeting to

Approve Business Combination with Inspirato

All Thayer Ventures Stockholders Encouraged to Vote “FOR” the Business Combination and Related Proposals Described in

Definitive Proxy Statement/Prospectus

Stockholders of Record as of December 21, 2021 are Eligible to Vote at Special Meeting

Valencia, CA and Denver, CO – January 18, 2022 – Thayer Ventures Acquisition Corp. (“Thayer Ventures”) (Nasdaq: TVAC) today announced that its registration statement on Form S-4 (the “Registration Statement”), relating to the previously announced proposed business combination (the “Business Combination”) of Thayer Ventures with Inspirato LLC (“Inspirato”), the innovative luxury travel subscription brand, has been declared effective by the U.S. Securities and Exchange Commission (“SEC”). The Registration Statement provides important information about Thayer Ventures, Inspirato, and the Business Combination.

Thayer Ventures also announced a record date of December 21, 2021 (the “Record Date”) and a meeting date of February 8, 2022 for the special meeting of its stockholders (the “Special Meeting”) to approve the Business Combination. If the proposals at the Special Meeting are approved, the parties anticipate that the Business Combination will close shortly thereafter, subject to the satisfaction of all other closing conditions.

Upon closing, the combined company is expected to be listed on Nasdaq with its Class A common stock and warrants trading under the new ticker symbols “ISPO” and “ISPOW,” respectively.

The Special Meeting will be held at 10:00 a.m. Eastern Time, on February 8, 2022 via live webcast at https://www.cstproxy.com/tvac/2022. Additionally, participants have the option to listen only to the Special Meeting by dialing 1-800-450-7155 (toll-free within the U.S. and Canada) or 1-857-999-9155 (outside of the U.S. and Canada, standard rates apply). The passcode for telephone access is 1862580#. Please note that you cannot vote or ask questions if you choose to participate telephonically. Please note that you will only be able to access the Special Meeting by means of remote communication.

Given the ongoing health concerns relating to the COVID-19 pandemic and to best protect the health and welfare of Thayer’s stockholders and personnel, the special meeting will be held virtually. Stockholders are nevertheless urged to vote their proxies by completing, signing, dating and returning their proxy cards in the accompanying pre-addressed postage paid envelope, or to direct their brokers or other agents on how to vote the share in their accounts, as applicable.

Your vote FOR ALL proposals is important, no matter how many or how few shares you own. If you have any questions or need assistance voting, please contact Morrow Sodali LLC, Thayer Ventures’ proxy solicitor, by calling (800) 662-5200 or banks and brokers can call (203) 658-9400, or by emailing TVAC.info@investor.morrowsodali.com.

About Inspirato

Launched in 2011, Inspirato is the innovative luxury travel subscription brand that provides affluent travelers access to a managed and controlled portfolio of hand-selected vacation options, delivered through a subscription model to ensure the service and certainty that affluent customers demand. The Inspirato Collection includes branded luxury vacation homes available exclusively to subscribers and guests, accommodations at five-star hotel and resort partners, and custom travel experiences. In 2019, Inspirato improved travel by introducing Inspirato Pass, the world’s first luxury travel subscription inclusive of nightly rates, taxes, and fees. On June 30, 2021, Inspirato entered into a definitive merger agreement with Thayer Ventures Acquisition Corp. (the “Merger Agreement”) that is expected to result in Inspirato becoming a publicly listed company on Nasdaq under the ticker symbol “ISPO.” For more information, visit www.inspirato.com.

About Thayer Ventures Acquisition Corporation

Thayer Ventures (Nasdaq: TVAC) is a blank check company incorporated for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. While Thayer Ventures may pursue an acquisition opportunity in any industry or sector, it is focusing on the travel and transportation technology sectors, which align with the background and investing experience of the Thayer Ventures management team.

Additional Information and Where to Find It

In connection with the proposed Business Combination, Thayer Ventures filed a registration statement on Form S-4 (the “Registration Statement”), which was declared effective by the SEC on January 18, 2022. The definitive proxy statement and prospectus relating to the proposed Business Combination will be mailed to Thayer Ventures’ shareholders as of the record date of the Special Meeting. The Registration Statement, including the proxy statement/prospectus contained therein, contains important information about the proposed Business Combination and the other matters to be voted upon at the Special Meeting and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. Before making any voting decision, Thayer Ventures’ shareholders and other interested persons are advised to read, the Registration Statement and the proxy statement/prospectus, as well as any amendments or supplements thereto, and all other relevant documents filed or that will be filed with the SEC as they become available because they will contain important information about the proposed Business Combination. Thayer Ventures’ shareholders are also able to obtain copies of the definitive proxy statement/prospectus, without charge, at the SEC’s website at www.sec.gov or by directing a request to TVAC@mzgroup.us.

The information contained on, or that may be accessed through, the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

Participants in Solicitation

Thayer Ventures, Inspirato and their respective directors and officers may be deemed participants in the solicitation of proxies of Thayer Ventures’ shareholders in connection with the proposed Business Combination. Information about the directors and executive officers of Thayer Ventures is set forth in its final prospectus filed on January 18, 2022 (the “Thayer Ventures’ Prospectus”). Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Thayer Ventures’ shareholders in connection with the proposed Business Combination, the interests of participants in the solicitation of proxies in connection with the proposed Business Combination, and other matters to be voted upon at the Special Meeting is set forth in the Registration Statement, the Thayer Ventures’ Prospectus and other relevant materials filed or that will be filed with the SEC regarding the proposed Business Combination as they become available. Stockholders, potential investors and other interested persons should read the Registration Statement and the Thayer Ventures Prospectus carefully before making any voting or investment decisions. These documents can be obtained free of charge from the sources indicated above.

Forward-Looking Statements

This document may contain a number of “forward-looking statements.” Forward-looking statements include information concerning Thayer Ventures’ or Inspirato’s possible or assumed future results of operations, business strategies, debt levels, competitive position, industry environment, potential growth opportunities and the effects of regulation, including whether this proposed Business Combination will generate returns for shareholders. These forward-looking statements are based on Thayer Ventures’ or Inspirato’s management’s current expectations, estimates, projections and beliefs, as well as a number of assumptions concerning future events. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements.

These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside Thayer Ventures’ or Inspirato’s management’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to: (a) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive merger agreement between Thayer Ventures and the Company and the proposed Business Combination contemplated thereby; (b) the inability to complete the proposed Business Combination due to the failure to obtain approval of the shareholders of Thayer Ventures or other conditions to closing in the Merger Agreement; (c) the ability to meet Nasdaq’s listing standards following the consummation of the proposed Business Combination; (d) the inability to complete the private placement into Thayer Ventures; (e) the risk that the proposed Business Combination disrupts current plans and operations of Inspirato or its subsidiaries as a result of the announcement and consummation of the transactions described herein; (f) the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (g) costs related to the proposed Business Combination; (h) changes in applicable laws or regulations, including legal or regulatory developments (such as the U.S. Securities and Exchange Commission’s (the “SEC”) recently released statement on accounting and reporting considerations for warrants in special purpose acquisition companies (‘SPACs”) which could result in the need for Thayer Ventures to restate its historical financial statements and cause unforeseen delays in the timing of the business combination and negatively impact the trading price of Thayer Ventures’ securities and the attractiveness of the Business Combination to investors; (i) the possibility that Inspirato may be adversely affected by other economic, business and/or competitive factors; (j) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities; (k) the risk of downturns in the travel and hospitality industry, including residual effects of the COVID-19 pandemic; and (l) costs related to the transaction and the failure to realize anticipated benefits of the transaction or to realize estimated pro forma results and underlying assumptions, including with respect to estimated shareholder redemptions. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Thayer Ventures Prospectus and other documents filed, or to be filed, by Thayer Ventures from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made.

Except as required by law, neither Thayer Ventures nor Inspirato undertakes any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this release.

Disclaimer

This communication is for informational purposes only and shall not constitute an offer to sell, a solicitation of a proxy, consent or authorization or the solicitation of an offer to buy any securities pursuant to the proposed Business Combination or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Contacts

For Thayer Ventures Acquisition Corporation:

Investor Relations

Chris Tyson/Doug Hobbs

SPAC Alpha IR+

(949) 491-8235

TVAC@mzgroup.us

For Inspirato:

Media Relations:

Jason Chudoba / Megan Kivlehan / Matthew Chudoba

InspiratoPR@icrinc.com

Investor Relations:

InspiratoIR@icrinc.com